John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

March 31, 2014 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On December 19, 2013, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 72 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 72 under the Investment Company Act of 1940, as amended (collectively, the "Amendment") to the Trust's registration statement. The Amendment was filed for the purpose of adding a new series portfolio to the Trust - the NWM Momentum Fund (the "Fund").

     On February 7, 2014, you provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – The Principal Investment Strategy of the Fund

1. Comment: Please explain how the exchange-traded funds in which the Fund invests invest in, or gain exposure to, commodities (i.e., do they invest directly or through derivatives).

    Response: The Trust has revised the disclosure as you have requested.

2. Comment: The second paragraph in this section states that the Adviser allocates the Fund’s assets among investment categories based on a “risk on” / “risk off” screening model. Please provide an

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 31, 2014

explanation of the concept of “risk on” / “risk off”.

    Response: The Trust has revised the disclosure as you have requested.

3. Comment: The strategy section notes that ETFs and ETNs hold security securities. Please revise the disclosure to explain that ETNs do not hold securities directly rather they track them.

    Response: The Trust has revised the disclosure as you have requested.

4. Comment: In the third paragraph discussing the Adviser’s screening process, it is noted that the process begins with the “strongest recent ‘risk off’ investments.” Please explain what “strongest” means in this context.

    Response: The Trust has revised the disclosure as you have requested.

5. Comment: Please clarify how the Fund is investing in the various types of securities described. For example, the second paragraph seems to discuss “risk off” and Treasuries so would this mean, for example, that Treasuries are utilized in the “risk off” phase?

    Response: The Trust has revised the disclosure as you have requested.

6. Comment: Please define the term “relative strength” as used in this section.

    Response: The Trust has revised the disclosure as you have requested.

7. Comment: It is noted that the Fund may invest in exchange-traded funds that hold commodities. In your correspondence letter, please describe how these funds hold these commodities.

    Response: As we discussed, the Fund may invest in and hold the securities of issuers that have characteristics similar to exchange-traded funds although some of these instruments may not actually be registered as investment companies under the Investment Company Act of 1940, as amended, although they would generally be registered under the Securities Act of 1933, as amended. Such instruments include grantor trusts that actually hold physical commodities, such as gold and silver.

8. Comment: It is noted that the Fund may be “fully invested, partially invested or fully in cash or cash equivalents at any time,” please explain the circumstances surrounding when the Fund would not be fully invested.

    Response: The Trust has revised the disclosure as you have requested.

Summary Section – The Principal Risks of Investing in the Fund

9. Comment: In the section describing the “risks of ETNs,” please provide disclosure to the effect that the holder of an ETN has no claim to the underlying assets.

    Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 31, 2014

10. Comment: In the section describing “risks of REITs,” please remove the following sentence: “REITs offer investors greater liquidity and diversification than direct ownership of properties.” This sentence may be added to the strategy section.

     Response: The Trust has revised the disclosure as you have requested.

11. Comment: As the Fund may invest in ETFs that invest in derivatives, please add derivatives risk disclosure, including, as applicable, in the discussion regarding commodities.

     Response: The Trust has revised the disclosure as you have requested.

Summary Section – Performance History

12. Comment: Please note in this section, if applicable, whether performance information may be found somewhere before the first calendar year is completed, such as on the Fund’s website.

     Response: The Trust has revised the disclosure as you have requested.

Tax Information

13. Comment: Please add the following clause to the end of the last sentence in this section: “ –“distributions may be taxed when withdrawn from the tax deferred account.”

     Response: The Trust has revised the disclosure as you have requested.

Defensive Positions

14. Comment: Please add that when the Fund is pursuing a temporary defensive position, it may not achieve its investment objective.

     Response: The Trust has revised the disclosure as you have requested.

The Principal Risks of Investing in the Fund

15. Comment: In the discussion of the risks of fixed-income securities, there is a reference to high-yield junk bonds. If this is a principal risk, please note that such securities are a principal investment of the Fund in the strategies section. If junk bonds are not a principal risk, they should be removed from this section.

     Response: Disclosure on “junk bonds” has been added to the principal investment strategy section of the prospectus.

16. Comment: In the section discussing commodity risk, please explain if the Fund is investing in an investment that invests directly in commodities or if it is a derivative-type risk. If the Fund invests in an underlying investment that invests directly in commodities, the specific risks of those commodities must be disclosed.

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
March 31, 2014

     Response: The Adviser has confirmed that the Fund will not invest directly in commodities but will invest in other vehicles that give the Fund exposure to that asset class.

Portfolio Holdings

17. Comment: If the Fund’s policies and procedures are disclosed on its website please note this.

     Response: The Trust has revised the disclosure as you have requested.

Investment Adviser

18. Comment: Please describe the investment adviser’s experience as an investment adviser, including list its assets under management.

     Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Additional Information about Fund Investments and Risk Considerations

19. Comment: In the discussion of ETFs, it is noted that the Fund may invest in ETFs such as “double inverse” and “ultra-short.” If these types of ETFs are principal investment strategies, please note them in the prospectus.

     Response: The Adviser has indicated that at this time it does not intend to invest in these types of ETFs as part of its principal investment strategy. As such, the Trust has not modified the disclosure in its prospectus.

20. Comment: The second paragraph under “Securities Lending” refers to the collateral the Fund must receive when lending securities is 100%. Please revise this to be between 102% to 105%.

     Response: The Trust has revised the disclosure as you have requested.

21. Comment: In the discussion relating to “Commodities,” the risk that certain ETFs and ETNs may not produce qualifying income for purposes of the “90% Test” is disclosed. Consider whether this risk should be more prominent. Also, please respond by noting the types of ETFs or ETNs that exist that may generate non-qualifying income.

     Response: Please refer to comment #7 and the response thereto. The types of instruments described in that response may not produce qualifying income for purposes of the “90% Test.” We have considered the level of potential exposure to these types of instruments as conveyed to the Trust by the Adviser and we do not believe that it is so substantial as to warrant more prominent disclosure at this time.

*           *           *

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 31, 2014

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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